06014905

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME MCK Mining Corp

*CURRENT ADDRESS

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3938 FISCAL YEAR 1-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: Dw

DAT : 7/6/06

AR/S
1-31-06

82-3938

MCK MINING CORP.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that an annual and special meeting (the "**Meeting**") of shareholders of **MCK MINING CORP.** (the "**Corporation**") will be held at 36 Toronto Street, Suite 1000, Toronto, Ontario, on Tuesday, July 25, 2006 at 10:30 a.m. (Toronto time), for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the financial year ended January 31, 2006, together with the auditors' reports thereon;

2. to elect directors of the Corporation;

3. to appoint auditors of the Corporation and to authorize the directors to fix the remuneration to be paid to the auditors;

4. to consider and, if thought fit, pass a special resolution approving the change of name of the Corporation to "Phoscan Chemical Corp.", or such other name as may be acceptable to the directors of the Corporation and appropriate regulatory authorities;

5. to consider and, if thought fit, ratify and approve an increase in the maximum number of common shares issuable pursuant to the Corporation's Stock Option Plan, as described in the management information circular accompanying this notice (the "Circular"); and

6. to transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by a form of proxy, the Circular, the audited financial statements and Management's Discussion and Analysis of the Corporation for the year ended January 31, 2006 and an Annual Request Form.

If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario M5H 4C3 so as to arrive not later than 5:00 p.m. (Toronto time) on the second business day preceding the date of the Meeting or any adjournment thereof.

DATED at Toronto, Ontario this 16th day of June, 2006.

BY ORDER OF THE BOARD

(Signed) Stephen D. Case, President
and Chief Executive Officer

To Our Shareholders

Since being appointed President in January 2006, your company has been refocused on the development of the Martison Phosphate Project. This asset has the potential of providing the platform for the future growth of the company.

The project entails the development of a phosphoric acid plant, utilizing the Martison phosphate deposit and sulphuric acid from the northern Ontario base-metal smelters. The phosphoric acid would be used as feedstock in the production of higher valued products that give the Martison Project an economic and logistical advantage over producers currently serving Martison's target markets.

To this end, management is currently evaluating proposals from several qualified engineering firms with respect to undertaking a pre-feasibility study for the Martison Project.

The pre-feasibility study is to be conducted in two phases. Phase one is to consist of resource estimates and pit planning, the preparation of a phosphate concentrate suitable for conducting phosphoric acid tests, utilizing the hemi-hydrate process, and tests producing the two primary finished products currently contemplated for the market place. In conjunction, preliminary testing will take place on the quality of the gypsum produced from the phosphoric acid tests.

The second phase is to be comprised of engineering studies, including the updating of all capital and operating costs, infrastructure costs, product mix, logistics and desired markets associated with the designing of a vertically integrated phosphoric acid facility based in northern Ontario.

In addition, to better reflect the company's efforts to move forward on the Martison Project, management has proposed a new corporate identity. At the Annual and Special meeting of the Shareholders, you will be asked to approve the Corporation's name be changed to Phoscan Chemical Corp.

On behalf of the Board of Directors, I wish to express our appreciation to our shareholders.

(signed) "*Stephen D. Case*"

Stephen D. Case
President & CEO
June 21, 2006

MCK MINING CORP.

360 Bay Street, Suite 500
Toronto, ON M5H 2V6

MANAGEMENT INFORMATION CIRCULAR
SOLICITATION OF PROXIES

The information contained in this management information circular (the "**Circular**") is furnished in connection with the solicitation of proxies to be used at the annual and special meeting of shareholders of MCK Mining Corp. (the "**Corporation**") to be held at 36 Toronto Street, Suite 1000, Toronto, Ontario on July 25, 2006 at 10:30 a.m. (Toronto time) (the "**Meeting**"), and at all adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers or regular employees of the Corporation. **The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation.** The total cost of the solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy accompanying this Circular are directors and/or officers of the Corporation. **A shareholder of the Corporation has the right to appoint a person other than the persons specified in such form of proxy and who need not be a shareholder of the Corporation to attend and act for him and on his behalf at the Meeting.** Such right may be exercised by striking out the names of the persons specified in the form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the reply envelope in the manner set forth in the accompanying Notice of Meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing, including another completed form of proxy, executed by him or his attorney authorized in writing, deposited at the registered office of the Corporation, or at the offices of Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario M5H 4C3 or by facsimile transmission to (416) 361-0470 up to 5:00 p.m. (Toronto time) on the second business day preceding the date of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law.

VOTING OF SHARES REPRESENTED BY MANAGEMENT PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions thereon. **In the absence of such specifications, such shares will be voted in favour of each of the matters referred to herein.**

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting. At the date of this Circular, the management of the Corporation knows of no such amendments, variations, or other matters to come before the Meeting. However, if any other matters which are not known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgement of the named proxy holder.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares (as hereinafter defined) owned by a person (a "non-registered owner") are registered either (a) in the name of an intermediary (an "Intermediary") that the non-registered owner deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Circular and the accompanying notice of Meeting together with the form of proxy (collectively, the "Meeting Materials") (i) directly to non-registered owners who have advised their Intermediary that they do not object to the Intermediary providing their ownership information to issuers whose securities they beneficially own ("Non-Objecting Beneficial Owners" or "NOBOs"), and (ii) to the clearing agencies and Intermediaries for onward distribution to non-registered owners who have advised their Intermediary that they object to the Intermediary providing their ownership information ("Objecting Beneficial Owners" or "OBOs").

Intermediaries are required to forward the Meeting Materials to Objecting Beneficial Owners unless an Objecting Beneficial Owner has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Objecting Beneficial Owners. Generally, Objecting Beneficial Owners who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the Objecting Beneficial Owner but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered owner when submitting the proxy. In this case, the Objecting Beneficial Owner who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified; or

(b) be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the Objecting Beneficial Owner and returned to the Intermediary or its service company, will constitute voting instructions (often called a "Voting Instruction Form") which the Intermediary must follow. Typically the non-registered owner will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered owner must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered owners to direct the voting of the Common Shares they beneficially own. Should a non-registered owner who receives either form of proxy wish to vote at the Meeting in person, the non-registered owner should strike out the persons named in the form of proxy and insert the non-registered owner's name in the blank space provided. Non-registered owners should carefully follow the instructions of their Intermediary including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

DISTRIBUTION OF SECURITYHOLDER MATERIALS TO NON-OBJECTING BENEFICIAL OWNERS

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

By choosing to send these materials to you directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized capital of the Corporation consists of an unlimited number of common shares ("Common Shares") as of the close of business on June 16, 2006 (the "Record Date"), the Corporation had issued and outstanding 42,685,219 Common Shares. The Corporation shall make a list of all persons who are registered holders of Common Shares as of the Record Date and the number of Common Shares registered in the name of each person on that date. Each Shareholder, or his duly appointed proxy will, unless otherwise specified herein, be entitled to one vote for each Common Share registered in his name as it appears on the list, on all matters which come before the Meeting, except to the extent that such holder has transferred any such shares after the Record Date and the transferee of such shares produces properly endorsed share certificates establishes ownership thereof and makes a written demand, not later than 10 days before the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the Meeting.

The following table sets forth the only shareholder who owns of record, or is known by the Corporation to own beneficially, control or direct more than 10% of the Common Shares as at the Record Date:

Name of Shareholder and Municipality of Residence	Number of Common Shares Owned, Controlled or Directed	% of the Outstanding Common Shares
Sprott Asset Management Inc. Toronto, ON	5,763,176	13.5%

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Corporation at any time since the beginning of its last completed financial year or any associate of any such director or executive officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in the Circular.

EXECUTIVE COMPENSATION

Summary Compensation Table

During the fiscal year ended January 31, 2006, the Corporation had two Named Executive Officer, as defined in Form 51-102F6 – Statement of Compensation (the "Form") of National Instrument 51-102 of the Canadian Securities Administrators, namely the Chief Executive Officer and acting Chief Financial Officer of the Corporation and his successor (the "Named Executive Officers"). The following table, presented in accordance with the Form, sets forth all annual and long-term compensation for services rendered by the Named Executive Officer to the Corporation for the fiscal years ended January 31, 2004, 2005 and 2006.

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	
John Purkis, [1] President, CEO & CFO	2006	Nil	Nil	48,000	Nil	Nil	Nil	Nil
	2005	Nil	Nil	120,000	Nil	Nil	Nil	Nil
	2004	Nil	Nil	30,000	1,000,000	Nil	Nil	Nil
Stephen D. Case[2] President, CEO & CFO	2006	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2005	Nil	Nil	48,000	Nil	Nil	Nil	Nil

(1) Mr. Purkis became President and Chief Executive Officer of the Corporation effective November 4, 2003 and was the acting Chief Financial Officer of the Corporation until his resignation on January 20, 2006 as a director and officer of the Corporation. Mr. Purkis received a management fee from the Corporation through his consulting company.

(2) Mr. Case became President and Chief Executive Officer of the Corporation effective January 20, 2006 and is the acting Chief Financial Officer of the Corporation. Mr. Case receives a management fee from the Corporation.

Option Grants During the Most Recently Completed Financial Year

The Corporation has not established a long-term incentive plan or granted any stock appreciation rights (as such terms are defined in the Form). No stock options in favour of the Named Executive Officer were granted or re-priced during the year ended January 31, 2006.

Option Exercises and Year-End Values

The following table sets forth any exercises of, and year-end values of, incentive stock options held by the Named Executive Officer as of January 31, 2006:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year End (#)		Value of Unexercised In-the-Money Options at Year End ($)[1]	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
John Purkis, President, CEO & CFO	Nil	N/A	1,000,000[2]	Nil	Nil	N/A
Stephen D. Case President, CEO & CFO	Nil	N/A	200,000	Nil	Nil	N/A

(1) Based on last trade of the Common Shares on the TSX Venture Exchange prior to the close of business on January 31, 2006 of $0.065.

(2) The options granted to Mr. Purkis expired on April 20, 2006 without being exercised.

Termination of Employment, Change in Responsibilities and Employment Contracts

Mr. Purkis' services were provided pursuant to a consulting agreement between the Corporation and Opus Mining Limited ("Opus"), a consulting company controlled by Mr. Purkis. The consulting agreement provided for the Corporation to pay a consulting fee of $10,000 per month, plus reimburse Opus for office expenses incurred by Opus which are reasonably associated with the provision of Mr. Purkis' services. In addition to the cash consulting fee, the consulting agreement provided for grants of stock options and for the Corporation to issue up to 1,000,000 Common Shares to Opus upon the achievement of certain milestones by the Corporation. The consulting agreement has been terminated effective January 20, 2006.

Mr. Case's services are provided under a consulting arrangement, pursuant to which Mr. Case devotes approximately 80% of his time to the affairs of the Corporation, and is paid a management fee of $8,000 per month. The consulting arrangement may be terminated by either the Corporation or Mr. Case upon three months' notice.

Compensation of Directors

Directors who are not officers or employees of the Corporation are not currently paid any fees for their services as directors. However, at the time of joining the board of directors and periodically thereafter, directors are granted incentive stock options, with the intent of providing a long-term ownership perspective on the Corporation. During the year ended January 31, 2006, no stock options were granted to directors of the Corporation. Directors who are not officers are entitled to receive compensation to the extent that they provide services to the Corporation at rates that would be charged by such directors for such services to arm's length parties. No cash remuneration was paid during the year ended January 31, 2006 to any of the directors in their capacity as directors, except for reimbursement of "out of pocket" expenses incurred in connection with the attendance at board of director meetings.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as of January 31, 2006, concerning options outstanding pursuant to the Corporation's existing stock option plan, which was approved by the shareholders of the Corporation on July 28, 2004 (the "Stock Option Plan") and which is the only compensation plan of the Corporation under which equity securities of the Corporation are authorized for issuance:

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of Common Shares remaining available for future issuance under the stock option plan
Stock Option Plan	2,600,000	$0.165	400,000

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director or officer of the Corporation was indebted to the Corporation at any time during its last completed financial year.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The board currently consists of a minimum of three and a maximum of nine directors, to be elected annually. Pursuant to Articles of Amalgamation filed on March 22, 1994, the board of directors was granted the power to determine the size of the board subject to the requirements of the *Business Corporations Act* (Ontario). Management is proposing that three directors be elected for the ensuing year and at the Meeting, shareholders will be asked to elect three directors.

All directors so elected will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed, unless his office is vacated earlier in accordance with the by-laws of the Corporation or with the provisions of the *Business Corporations Act* (Ontario). The persons named in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled for the election of the nominees whose names are set forth below, unless the shareholder who has given such proxy has directed that the shares be withheld from voting on the election of directors. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following table sets forth certain information with respect to all persons proposed to be nominated by management for election as directors.

Name & Municipality of Residence	Office	Director Since	Present Occupation if Different from Office Held	Shares Beneficially Owned or Over Which Control is Exercised(1)
Stephen Case (2) Toronto, Ontario	Director, President, CEO and CFO	1996	Same	2,947,595
H. M. Giegerich(2)(3) Vancouver, B.C.	Director	1997	Consulting Mining Engineer	275,000
Glen C. Magnuson(2)(3) Shawnee, Kansas USA	Director	2006	Consultant	447,500

(1) The information as to shares beneficially owned or over which they exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective nominees individually.
(2) Member of Audit Committee.
(3) Member of the Compensation Committee.

As of the date hereof, the directors and officers of the Corporation own or control, directly or indirectly, in the aggregate, 3,670,095 Common Shares, representing approximately 8.6% of the issued and outstanding Common Shares. Each of the Nominees has been principally engaged in the occupation set opposite his name for the past five years, with the following exception:

Glen C. Magnuson previously served as a director and Vice-President of the Corporation. Mr. Magnuson has over 37 years experience in the agriculture and fertilizer industry and was employed by Cargill Inc. for 25 years, retiring as Vice-President of the Fertilizer Division. While at Cargill Inc., Mr. Magnuson was involved in the acquisition of the Gardinier Phosphate facility in 1985, which enabled Cargill to enter into the production of phosphate fertilizers. During 1988 and 1989, his responsibilities included the development of the Saskferco nitrogen complex in Saskatchewan. Mr. Magnuson spent 8 years with Unifier Group, an international fertilizer trading company with headquarters in Brussels, as Senior Vice-President and General Manager of North American fertilizer options. He is presently a consultant to the fertilizer industry, working primarily for the Koch Nitrogen Co. of Wichita, Kansas.

IF ANY OF THE ABOVE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

To the knowledge of the Corporation, no director of the Corporation is, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. To the knowledge of the Corporation, in the past ten years, no director has become bankrupt, made a proposal under any legislation related to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

Appointment of Auditors

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of McCarney Greenwood LLP, Chartered Accountants, as auditors of the Corporation, and to authorize the directors to fix their remuneration. At a directors' meeting held on March 30, 2006, the directors of the Corporation decided to propose the appointment of McCarney Greenwood LLP in place of McGovern, Hurley, Cunningham LLP, Chartered Accountants, which latter firm have been the auditors of the Corporation since July 30, 2003. The decision of the board of directors to propose the appointment of McCarney Greenwood LLP was based on a recommendation of the Corporation's Audit Committee. The reports of McGovern, Hurley, Cunningham LLP on any of the Corporation's financial statements relating to the period commencing February 1, 2005 and ending January 31, 2006 did not contain any reservations, and there has not been a "reportable event" (as defined in National Instrument 51-102) with respect to the Corporation. Appendix B to this Circular sets out a copy of the Change of Auditor Notice, together with the responses thereto of each of McGovern, Hurley, Cunningham LLP and McCarney Greenwood LLP.

Change of Corporate Name

It is proposed that the name of the Corporation be changed to Phoscan Chemical Corp. Management of the Corporation believes that this name will better reflect the nature of the Corporation's activities. At the Meeting, shareholders will be asked to approve a special resolution authorizing the amendment of the Articles of the Corporation to change the name to Phoscan Chemical Corp., or to such other similar name as may be acceptable to the Director appointed under the *Business Corporations Act* (Ontario) and to such other regulatory authorities having jurisdiction. The affirmative vote of at least two-thirds of the votes cast on this matter is required to approve the special resolution.

Increase of Stock Option Plan

The Corporation currently has in place a stock option plan which was approved by the shareholders of the Corporation on July 28, 2004 (the "Stock Option Plan") pursuant to which a maximum of 3,000,000 Common Shares are issuable (representing 7.0% of the Corporation's outstanding shares). As of the close of business on June 16, 2006, the Corporation had not issued any Common Shares pursuant to exercise of options granted under the Stock Option Plan and there were issued and outstanding options to purchase an aggregate of 1,450,000 Common Shares (representing 3.4% of the Corporation's outstanding shares) under the Stock Option Plan.

Effective May 12, 2006, the directors of the Corporation approved an increase in the maximum number of Common Shares issuable under the Stock Option Plan (the "2006 Plan Increase") to 5,000,000 Common Shares (representing 11.7% of the outstanding Common Shares). The 2006 Plan Increase represents an increase of 2,000,000 Common Shares. The 2006 Plan Increase is conditional upon acceptance by the TSX Venture Exchange and approval by the shareholders of the Corporation. The material provisions of the Stock Option Plan are as follows:

(a) the persons who are eligible to be granted options under the Stock Option Plan are "service providers", which means (i) any director, officer or employee or insider of the Corporation or any of its affiliates, and (ii) any other person or company engaged to provide ongoing consulting, technical, management or other services to the Corporation or any affiliated entity of the Corporation;

(b) the maximum number of shares which may be made issuable under the Stock Option Plan to any one Related Person and the Related Person's associates, together with any other previously established or proposed share compensation arrangements in favour of such Related Person and his or her associates, shall be 5% of the number of Common Shares outstanding at the date of grant;

(c) the maximum number of shares which may be made issuable under the Stock Option Plan to any consultant or Investor Relations Employee, together with previously established or proposed compensation arrangements, in any twelve month period, shall be 2% of the number of Common Shares outstanding at the date of grant;

(d) the total number of shares which may be reserved for issuance to related persons (being directors and senior officers of the Corporation, and their associates) under the Stock Option Plan shall not exceed 10% of the total number of issued and outstanding Common Shares;

(e) the exercise price for the Common Shares under each option granted under the Stock Option Plan is be determined by the board of directors, or by a committee appointed for this purpose by the board, on the basis of the market price at the time of granting of each option. If at the time of grant of an Option the shares of the Corporation are listed on the TSX Venture Exchange, the exercise price may not be less than the market price on the TSX Venture Exchange, less any discounts allowed by the TSX Venture Exchange, subject to a minimum price of $0.10, where "market price" means the prior trading day closing price of the shares of the Corporation, or where there is no such closing price, the average of the most recent bid and ask of the shares of the Corporation on the TSX Venture Exchange;

(f) options granted under the Stock Option Plan may, at the discretion of the board of directors or committee, provide that the number of shares which may be acquired pursuant to the option shall not exceed a specified number or percentage each year (or other specified period) during the term of the option (a "vesting restriction"); however, all options become immediately exercisable upon the occurrence of an "Acceleration Event" as defined in the Stock Option Plan, which includes a take-over of the Corporation, a merger of the Corporation where the Corporation is not the continuing or surviving corporation, the sale of all or substantially all of the assets of the Corporation, or the liquidation or dissolution of the Corporation;

(g) options may be granted under the Stock Option Plan for a term not exceeding five years;

(h) if a holder of an option ceases to be a service provider to the Corporation (other than as a result of the death of such holder), such holder's options terminate on the earlier of (i) 90 days after the holder ceases to be a service provider (or 30 days if the optionee is an investor relations employee), and (ii) the original expiry date of the option;

(i) if a holder of an option dies while he or she is a service provider, such holder's options terminate on the earlier of (i) one year after the date of death of the holder, and (ii) the original expiry date of the option; and

(j) options may not be assigned or transferred, except (i) by will or by the laws of descent and distribution, or (ii) transfers to (A) personal holding companies controlled by a service provider, the shares of which are held directly or indirectly by the service provider, his or her spouse, minor children and/or minor grandchildren, or (B) a registered retirement savings Stock Option Plan established by and for the sole benefit of a service provider, or (C) an *inter vivos* trust if the service provider is the trustee, and the beneficiaries of which trust include only the service provider, his or her spouse, minor children and minor grandchildren.

At the Meeting, shareholders will be asked to ratify and approve the 2006 Plan Increase. A simple majority of the votes cast on the matter is required for approval, exclusive of votes attaching to shares held by insiders eligible to participate in the Stock Option Plan or their associates. To the knowledge of the Corporation, an aggregate of 3,713,795 Common Shares are held by insiders eligible to participate in the Existing Plans and their associates.

AUDIT COMMITTEE DISCLOSURE

The Corporation's disclosure of its audit practices pursuant to Multilateral Instrument 52-110 – Audit Committees (the "MI 52-110") is set out below in the form required by Form 52-110F2 – Disclosure by Venture Issuer.

Audit Committee Charter

A copy of the Corporation's Audit Committee Charter is annexed to the Circular as Appendix "A". The Audit Committee has the responsibility to review and approve the fees charged by the external auditors for audit services, and to review and approve all services other than audit services to be provided by the external auditors, and associated fees.

Composition of the Audit Committee

The current members of the Corporation's Audit Committee are Stephen D. Case, H. M. Giegerich and Glen C. Magnuson. Mr. Giegerich and Mr. Magnuson are "independent" and each of Mr. Case, Mr. Giegerich and Mr. Magnuson is "financially literate" within the meaning of Multilateral Instrument 52-110 – Audit Committees (the "Instrument").

Stephen Case is the President, Chief Executive Officer and acting Chief Financial Officer of the Corporation. Mr. Case's corporate experience includes over 18 years experience in the financing and development of mineral assets. Previously, he served as a director and was one of the three co-founders of RFC Resource Finance Corporation ("RFC"). RFC's principle asset was the Pend Oreille zinc lead deposit in the state of Washington. RFC is now a wholly-owned subsidiary of Cominco Ltd. Mr. Case was President of the Corporation from 1996 through 2003 and was responsible for acquiring and advancing the Corporation's Martison Lake Phosphate Project.

H.M. Giegerich is a Consulting Mining Engineer. Mr. Giegerich's corporate experience includes over 40 years experience in the mining industry. Under his direction as President and General Manager of Cominco Alaska Inc., the Red Dog Project progressed from the exploration stage to the construction phase. Prior to that assignment, he was Vice President, Northern Group, for Cominco, and was responsible for bringing the Polaris Mine into production, as well as the operation of the Con Gold Mine and the Pine Point Mine. For the past 11 years, he has been a consulting mining engineer providing a variety of services to various projects worldwide.

Glen C. Magnuson is a consultant in the fertilizer industry. Mr. Magnuson's corporate experience includes over 37 years experience in the agriculture and fertilizer industry. Prior to retiring, Mr. Magnuson was Vice-President of the Fertilizer Division of Cargill Inc. Mr. Magnuson also spent 8 years with Unifert Group, an international fertilizer trading company with headquarters in Brussels, as Senior Vice-President and General Manager of North American fertilizer operations. For the past 8 years, he has been consulting to the fertilizer industry.

Audit Committee Oversight

At no time during the financial year ended January 31, 2006 have any recommendations by the Audit Committee respecting the appointment and/or compensation of the external auditors of the Corporation not been adopted by the board of directors of the Corporation.

External Auditor Service Fees

The aggregate fees billed to the Corporation by the Corporation's external auditors in each of the last two fiscal years for (i) audit services (Audit Fees), (ii) assurance and related services by the external auditor that are reasonably related to the performance of the audit or review of the Corporation's financial statements and that are not included in Audit Fees (Audit-Related Fees), (iii) professional services rendered by the Corporation's external auditor for tax compliance, tax advice, and tax planning (Tax Fees), and (iv) products and services provided by the Corporation's external auditor, other than Audit Fees, Audit-Related Fees and Tax Fees (All Other Fees), are as follows:

Year Ended January 31st	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
2006	$12,000.00	Nil	$1,000.00	$192.50(1)
2005	$14,500.00	$500.00	$1,000.00	Nil

(1) Administration fees payable to the Canadian Public Accountability Board

Exemption

The Corporation is relying on the exemption set out in Section 6.1 of the Instrument in connection with the composition of the Audit Committee

CORPORATE GOVERNANCE DISCLOSURE

The Corporation's disclosure of corporate governance practices pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101") is set out below in the form required by Form 58-101F2 – Corporate Governance Disclosure (Venture Issuers).

Board of Directors

The Board of Directors (the "Board") is currently comprised of three directors, two of whom are Independent (as that term is defined in Section 1.2 of NI 58-101, namely H.M. Giegerich and Glen C. Magnuson. Stephen D. Case, the President, Chief Executive Officer and acting Chief Financial Officer of the Corporation is not independent.

Directorships

Mr. Giegerich is currently a director of Starfield Resources Inc., which is a reporting issuer in a Canadian jurisdiction.

Orientation and Continuing Education

New directors are provided with information on the Corporation and its management and will be fully briefed by senior management on the corporate organization and key current issues. Visits to key operations may also be arranged for new directors.

Ongoing training and development of directors consists of similar components, including periodic updates of written corporate information and site visits. Individual directors may engage outside advisors with the authorization of the Board.

Ethical Business Conduct

The Corporation is committed to conducting its business with the highest standards of business ethics and in accordance with applicable laws, rules and regulators. The Corporation has not yet adopted a written Code of Ethics and Business Conduct due to the small size of the Corporation.

Nomination of Directors

The Board is responsible for proposing new nominees to the Board. The Board selects individuals with the desired background and qualifications, taking into account the needs of the Board at the time. A majority of independent directors must agree to any new nominees to encourage an objective nomination process.

Compensation

All decisions relating to the CEO are voted on by the Compensation Committee to ensure an objective process for determining compensation. Decisions involving senior executive appointments, remuneration reviews and bonus allocations are recommended by the CEO, but must be approved by the Compensation Committee. The Compensation Committee is composed of the two independent directors of the Corporation, namely, .H.M. Giegerich and Glen C. Magnuson.

On an annual basis the Compensation Committee will approve and recommend to the Board the Corporation's compensation policies generally, including base salary, annual incentives, long-term incentives, executive perquisites, supplemental benefits and equity-based incentive plans. In reviewing such compensation policies, the Compensation Committee may consider the recruitment, development, promotion, retention and compensation of executives and other employees of the Corporation and any other factors that it deems appropriate.

The Compensation Committee will review the adequacy and form of director compensation annually. In addition, the Compensation Committee will approve and recommend to the Board all forms of compensation to be provided to the CEO and other key executive officers of the Corporation. In reviewing such compensation for recommendation, the Compensation Committee, among other things, evaluates executive officer achievement against corporate goals and objectives, the Corporation's overall performance, shareholder returns, the value of similar incentive awards relative to such targets at comparable companies, awards given in past years, and such other factors as the Compensation Committee deems appropriate and in the best interests of the Corporation. The Compensation Committee is also responsible for proposing goals for the administration of the Corporation's equity-based compensation plans and reviewing their competitiveness and making recommendations regarding the form of compensation for the Board that realistically reflects the responsibilities and risks of these positions. In addition, the Compensation Committee will annually prepare a Report on Executive Compensation that will be disclosed in future annual management information circulars prepared in connection with the Corporation's annual meeting of shareholders.

During fiscal year 2006 no compensation consultant or advisor was retained by the Corporation.

Other Board Committees

The Corporation currently does not have any other Board Committees with the exception of the Audit Committee and the Compensation Committee.

Assessments

The Board assesses its members and its committees with respect to effectiveness and contribution on an ongoing basis. This assessment process is informal. If an individual Board member is unable to contribute due to ability, lack of time or commitment, the individual would either resign or not be nominated for re-election.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, no insider of the Corporation or proposed nominee for election as director has any material interest in any transactions involving the Corporation since the commencement of the last financial year or in any proposed transaction which has materially affected or would affect the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com. Financial information is provided in the Corporation's comparative financial statements and MD&A for its most recently completed financial year which are available on SEDAR or can be received upon written request to the Corporation.

DIRECTORS' APPROVAL

The board of directors of the Corporation has approved the contents and the sending of this Circular.

DATED at Toronto, Ontario this 16th day of June, 2006.

BY ORDER OF THE BOARD

(Signed) Stephen D. Case, President
and Chief Executive Officer

APPENDIX A TO THE MANAGEMENT INFORMATION CIRCULAR OF MCK MINING CORP. DATED JUNE 16, 2006

AUDIT COMMITTEE CHARTER

MANDATE

The Audit Committee (the "Committee") is appointed by the Board of Directors (the "Board") to assist the Board in fulfilling its oversight responsibilities.

The Committee's primary duties and responsibilities are to:

- Review and assess management's overall process to identify principal risks that could affect financial reporting and the achievement of the Corporation's business plans, and to monitor the process to manage such risks.
- Oversee and monitor the Corporation's compliance with legal and regulatory requirements.
- Be directly responsible for the appointment, compensation and oversight of the external auditors.
- Oversee audits of the Corporation's financial statements.
- Oversee and monitor the qualifications, independence and performance of the Corporation's external auditors.
- Oversee and monitor the integrity of the Corporation's financial reporting process and system of internal controls regarding financial reporting and accounting compliance.
- Provide an avenue of communication among the external auditors, management, and the Board.
- Report to the Board regularly.

The Committee has the authority to conduct any review or investigation appropriate to fulfilling its responsibilities. The committee shall have unrestricted access to personnel and information in the Corporation, and to the external auditor, and to any resources necessary to carry out its responsibility including the ability to retain, at the Corporation's expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

MAJOR RESPONSIBILITIES AND FUNCTIONS

Review Procedures

Review and update the Committee's charter at least annually and provide a summary of the Committee's composition and responsibilities in the Corporation's annual report or other public disclosure documentation.

Annual Financial Statements

1. Discuss and review with management and the external auditors the Corporation's annual audited financial statements and related documents prior to their filing or distribution.

2. Review and formally recommend approval to the Board, the Corporation's:

   (a) year-end audited financial statements;
   (b) Management's Discussion and Analysis; and
   (c) Annual Information Form.

The review shall include a report prepared by the external auditors about the quality of the most significant accounting principles and practices governing the Corporation's financial statements, and which involve the most complex, subjective or significant judgemental decisions or assessments.

Quarterly Financial Statements

3. Review with management and, where applicable the external auditors, and either approve, including authorization for public release, or formally recommend for approval to the Board the Corporation's:

    (a) quarterly unaudited financial statements and related documents, including Management's Discussion and Analysis; and
    (b) any significant changes to the Corporation's accounting principles.

4. Where applicable, review and discuss quarterly reports from the external auditors regarding:

    (a) all critical accounting policies and practices to be used;
    (b) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; and
    (c) other material written communications between the external auditors and management, such as any management letter or schedule of unadjusted differences.

Internal Control Environment

5. Ensure that management provide to the Committee an annual report on the Corporation's control environment as it pertains to the Corporation's financial reporting process and controls.

6. Review and discuss significant financial risks or exposures and assess the steps management has taken to monitor, control, report and mitigate such risk to the Corporation.

7. Review the effectiveness of the overall process for identifying the principal risks affecting the achievement of business plans and provide the Committee's view to the Board of Directors.

8. Review significant findings prepared by the external auditors, together with management's responses.

Other Review Items

9. Review policies and procedures with respect to officers' and directors' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the external auditors.

10. Review all insider transactions and related party transactions between the Corporation and any officers or directors.

11. Review legal and regulatory matters, including correspondence with regulators and governmental agencies that may have a material impact on the interim or annual financial statements, related

corporation compliance policies, and programs and reports received from regulators or governmental agencies.

12. Review policies and practices with respect to off-balance sheet transactions and trading and hedging activities, and consider the results of any review of these areas by the external auditors.

13. Review with the Chief Executive Officer, the Chief Financial Officer of the Corporation and the external auditors:

    (a) all significant deficiencies identified and material weaknesses in the design or operation of the Corporation's internal controls and procedures for financial reporting which could adversely affect the Corporation's ability to record, process, summarize and report financial information required to be disclosed by the Corporation in the reports that it files or submits under governing legislation; and
    (b) any fraud, whether or not material, that involves management of the Corporation or other employees who have a significant role in the Corporation's internal controls and procedures for financial reporting.

14. Review all prospectuses and information circulars as to financial information.

External Auditors

15. Be directly responsible, in the Committee's capacity as a committee of the Board and subject to the rights of shareholders and applicable law, for the appointment, compensation and oversight of the work of the external auditors (including resolution of disagreements between management and the external auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The external auditors shall report directly to the Committee.

16. Meet on a regular basis with the external auditors (without management present) and have the external auditors be available to attend Committee meetings or portions thereof at the request of the Chairman of the Committee or a majority of the members of the Committee.

17. Review and discuss with the external auditors all significant relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to determine the external auditors' independence, including, without limitation:

    (a) receiving and reviewing, as a part of the auditors' report, a formal written statement from the external auditors delineating all relationships that may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation and its affiliates; and
    (b) discussing with the external auditors any disclosed relationships or services that the external auditors believe may affect the objectivity and independence of the external auditors.

18. Review and evaluate:

(a) the external auditor's and the lead partner of the external auditor team's performance, and make a recommendation to the Board regarding the reappointment of the external auditors at the annual meeting of the Corporation's shareholders or regarding the discharge of such external auditors;
(b) the terms of engagement of the external auditors, together with their proposed fees;
(c) external audit plans and results;
(d) any other related audit engagement matters; and
(e) the engagement of the external auditors to perform non-audit services, together with the fees therefore, and the impact thereof, on the independence of the external auditors.

19. Upon reviewing and discussing the information provided to the Committee in accordance with paragraphs 17 and 18, evaluate the external auditors' qualifications, performance and independence, and consider whether the provision of permitted non-audit services is compatible with maintaining auditor independence, taking into account the opinions of management. The Committee shall present its conclusions with respect to the external auditors to the Board.

20. Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. Consider whether, in order to assure continuing external auditor independence, it is appropriate to adopt a policy of rotating the external auditing firm on a regular basis.

21. Consider with management and the external auditors the rationale for employing audit firms other than the principal external auditors, including a review of management consulting services and related fees provided by the external auditors compared to those of other audit firms.

Approval of Audit and Non-Audit Services

22. Review and, where appropriate, approve the provision of all audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors.

23. Review and, where appropriate, approve the provision of all permitted non-audit services (including the fees and terms thereof) in advance of the provision of those services by the external auditors (subject to the de minimus exception for non-audit services prescribed in applicable legislation which are approved by the Committee prior to the completion of the audit).

24. If the pre-approvals contemplated in paragraphs 23 and 24 are not obtained, approve, where appropriate and permitted, the provision of all audit and non-audit services promptly after the Committee or a member of the Committee to whom authority is delegated becomes aware of the provision of those services.

25. Delegate, if the Committee deems necessary or desirable, to subcommittees consisting of one or more members of the Committee, the authority to grant the pre-approvals and approvals described in paragraphs 23 through 25. The decision of any such subcommittee to grant pre-approval shall be presented to the full Committee at the next scheduled Committee meeting.

Other matters

26. Review and concur in the appointment, replacement, reassignment, or dismissal of the Chief Financial Officer, and other key financial executives in the financial reporting process.

27. Review and approve hiring policies regarding partners, employees and former partners and employees of the present and former external auditor.

28. Report Committee actions to the Board with such recommendations, as the Committee may deem appropriate.

29. Conduct or authorize investigations into any matters within the Committee's scope of responsibilities.

30. The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the external auditors for the purpose of rendering or issuing an audit report and to any advisors employed by the Committee.

31. The Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

32. The Committee shall evaluate its performance annually.

33. Perform such other functions as required by law, the Corporation's charter or bylaws, or the Board.

34. Consider any other matters referred to it by the Board.

35. Establish procedures for:

    (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or audit matters, and
    (b) the confidential submission by employees of the Corporation of concerns regarding questionable accounting controls or auditing matters.

OPERATION OF COMMITTEE

Reporting

The Committee shall report to the Board. The full Board shall be kept informed of the Committee's activities by a report following each Committee meeting.

Composition of Committee

The Committee shall consist of not less than three Directors as determined by the Board, a majority of whom are not members of management of the Corporation and who are free from any relationship that would interfere with the exercise of his or her independent judgement.

All members of the Committee shall have the financial literacy to be able to read and understand the Corporation's financial statements and to understand the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

Appointment of Committee Members

Members of the Committee shall be appointed at a meeting of the Board, typically held immediately after the annual shareholders' meeting, provided that any member may be removed or replaced at any time by the Board and shall in any event cease to be a member of the Committee upon ceasing to be a member of the Board.

Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board.

Chairman

The Corporate Governance Committee shall recommend an independent director as Chairman of the Committee to the Board for approval. The Board shall appoint the Chairman of the Committee.

If the Chairman of the Committee is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside.

Secretary

The Committee shall appoint a Secretary who need not be a member of the Committee or a director of the Corporation. The Secretary shall keep minutes of the meetings of the Committee.

Committee Meetings

The Committee shall meet at least quarterly at the call of the Chairman. The Chairman of the Committee may call additional meetings as required. In addition, a meeting may be called by any director or by the external auditors.

Committee meetings may be held in person, by video-conference, by means of telephone or by any combination of any of the foregoing.

Notice of Meeting

Notice of the time and place of every meeting may be given orally, in writing, by facsimile or by electronic communication to each member of the Committee and to external auditors at least 48 hours prior to the time fixed for such meeting.

A member and the external auditors may, in any manner, waive notice of the meeting. Attendance of a member at the meeting shall constitute waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

Quorum

A majority of committee members, present in person, by video-conference, by telephone or by a combination thereof, shall constitute a quorum.

Attendance at Meetings

The Chief Executive Officer and the Chief Financial Officer are expected to be available to attend meetings, but a portion of every meeting will be reserved for in-camera discussion without members of management being present.

The Committee should meet, on a regular basis and without management present, with the external auditors and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee.

The Committee may by specific invitation have other resource persons in attendance.

The Committee shall have the right to determine who shall and who shall not be present at any time during a meeting of the Committee.

Minutes

Minutes of Committee meetings shall be sent to all Committee members and to the external auditors.

Engaging Outside Resources

The Committee is empowered to engage such outside resources, as it deems advisable, at the expense of the Corporation.

APPENDIX B TO THE MANAGEMENT INFORMATION CIRCULAR OF MCK MINING CORP. DATED JUNE 16, 2006

MCK MINING CORP.
NOTICE OF CHANGE OF AUDITORS

TO: **McGovern, Hurley, Cunningham, LLP, Chartered Accountants**

AND TO: **McCarney Greenwood LLP, Chartered Accountants**

TAKE NOTICE THAT:

(a) McGovern, Hurley, Cunningham, LLP, Chartered Accountants, the former auditors of **MCK MINING CORP.** (the "Corporation") have tendered their resignation effective March 24, 2006 and the Board of Directors of the Corporation on March 30, 2006 has appointed McCarney Greenwood LLP, Chartered Accountants, as successor auditors in their place;

(b) the resignation of McGovern, Hurley, Cunningham, LLP, Chartered Accountants, and the appointment of McCarney Greenwood LLP, Chartered Accountants, in their place have been approved by the Board of Directors of the Corporation;

(d) there have been no reservations contained in the former auditors' reports on any of the financial statements of the Corporation commencing at the beginning of the two most recently completed fiscal years and ending on March 30, 2006; and

(e) there are no reportable events (as defined in 7(e) of National Instrument 51-102).

DATED at Toronto, Ontario this 30th day of March, 2006.

BY ORDER OF THE BOARD

(Signed) Stephen D. Case
President & CEO

MCK MINING CORP.
360 Bay Street, Suite 500, Toronto, Ontario M5H 3V5
Tel: (416) 361-0737
Fax: (416) 361-0923

Via courier

March 30, 2006

McGovern, Hurley, Cunningham, LLP
Chartered Accountants
2005 Sheppard Avenue East, Suite 300
Toronto, Ontario
M2J 5B4

Attention: Ms. Koko Yamamoto, C.A.

Dear Sirs:

Re: MCK MINING CORP. (the "Corporation")

Pursuant to your resignation as auditors of the Corporation, effective March 24, 2006, we enclose a Notice of Change of Auditors signed by the Corporation's President & CEO.

It is required, pursuant to National Instrument 51-102, that a letter is prepared by you to be addressed to the British Columbia Securities Commission, the Alberta Securities Commission and the Ontario Securities Commission. This letter should confirm for each statement on the Notice of Change of Auditors, whether you:

(i) agree,
(ii) disagree, and the reasons why, or
(iii) have no basis to agree or disagree.

We would ask, therefore, that you provide us with the appropriate letter, which we will file together with our Notice of Change of Auditors.

If you should have any questions with respect to the above, please do not hesitate to contact the undersigned.

Yours truly,

MCK MINING CORP.

Per: (Signed) Stephen D. Case
President & CEO

SDC/wl
Encl.

MCK MINING CORP.
360 Bay Street, Suite 500, Toronto, Ontario M5H 3V5

Tel: (416) 361-0737
Fax: (416) 361-0923

Via Courier

March 30, 2006

McCarney Greenwood LLP
Chartered Accountants
10 Bay Street, Suite 600
Toronto, Ontario
M5J 2R8

Attention: Mr. Robert W. Brent

Dear Sirs:

Re: MCK MINING CORP. (the "Corporation")

Pursuant to your appointment as auditors of the Corporation, effective March 30, 2006, we enclose a Notice of Change of Auditors signed by the Corporation's President & CEO.

It is required, pursuant to National Instrument 51-102, that a letter is prepared by you to be addressed to the British Columbia Securities Commission, the Alberta Securities Commission and the Ontario Securities Commission. This letter should confirm, for each statement on the Notice of Change of Auditors, whether you:

(i) agree,
(ii) disagree, and the reasons why, or
(iii) have no basis to agree or disagree.

We would ask, therefore, that you provide us with the appropriate letter, which we will file together with our Notice of Change of Auditors.

If you should have any questions with respect to the above, please do not hesitate to contact the undersigned.

Yours truly,

MCK MINING CORP.

Per: (Signed) Stephen D. Case
President & CEO

SDC/wl
Encl.

McGovern, Hurley, Cunningham, LLP
Chartered Accountants

April 11, 2006

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

Re: MCK Mining Corp.

We have read the Notice of Change of Auditor of MCK Mining Corp. dated March 30, 2006 and, based on our knowledge at this time, agree with each of the statements contained therein

Yours very truly,

McGOVERN, HURLEY, CUNNINGHAM, LLP

McGovern, Hurley, Cunningham, LLP

Chartered Accountants

/LB

cc: MCK Mining Corp.

McCarneyGreenwood

April 6, 2006

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission

Dear Sir or Madam

Re: MCK Mining Corp. (the "Corporation")

We acknowledge receipt of a Notice of Change of Auditor (the "Notice") dated March 30, 2006 delivered to us by the Corporation in respect of the change of auditor of the Corporation, to be effective as of March 30, 2006.

Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, please accept this letter as confirmation by McCarney Greenwood LLP, that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein.

We trust the foregoing is satisfactory.

Yours very truly,

McCarney Greenwood LLP

"*McCarney Greenwood LLP*"

Chartered Accountants

MANAGEMENT'S DISCUSSION AND ANALYSIS
MCK MINING CORP.
FOR THE YEAR ENDED JANUARY 31, 2006

The following is a discussion of the results of operations and financial condition of MCK Mining Corp. ("MCK" or the "Company") for the years ended January 31, 2006 and 2005. This report is dated May 30, 2006. The information set forth in this Management's Discussion and Analysis ("MD&A") should be read in conjunction with the consolidated financial statements for the year ended January 31, 2006 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

Additional information, including the audited consolidated financial statements and the notes thereto, for the year ended January 31, 2006 can be found on SEDAR at www.sedar.com. Unless otherwise noted, all dollar figures are in Canadian dollars.

DESCRIPTION OF THE BUSINESS

The Company's business consists of acquiring, exploring and developing mineral and natural resource properties. MCK is a development stage company that has not yet determined whether its properties contain reserves that are economically recoverable. As it presently has no revenue-generating mining projects, the Company's ability to operate is dependent upon its ability to secure financing through equity, debt or the sale of assets.

The recoverability of the amounts for resource properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and the future profitable production or proceeds from disposition of such properties.

Costs relating to the acquisition, exploration and development of resource properties which are held by the Company are capitalized until such time as either economically recoverable reserves are established, or the interests are sold or abandoned.

OVERVIEW

MCK's primary asset is a 50% interest in the Martison Lake phosphate property, located 60 kilometres north of Hearst, Ontario. The Company's 50% interest was earned by accumulating exploration and development expenditures of $1,334,000.

In May 2004, the Company, under previous management, entered into an Option to Purchase agreement to acquire the Chepica copper-gold exploration mining concessions, surface leases and other assets (the "Chepica Project") held by two Chilean companies – Sociedad Minera Legal Chepica Primera de Pencahue and Sociedad Legal Minera Arno de Los Muermos. The Chepica Project is located about 250 km south of Santiago, Chile.

During the quarter ended April 30, 2005, the Company completed a drill program on the Chepica Project. The results of this program were not sufficiently positive to warrant further exploration. As a result, the Company abandoned the Chepica Project, taking a write-down of $356,418, representing the total amount spent on the property.

On January 23, 2006, MCK announced changes to management and the Board of Directors, including the appointment of Stephen Case as President and Chief Executive Officer. Mr. Case replaced John Purkis, who resigned as President, CEO and a Director of the Company. At the same time, the Company announced the appointment of Glen Magnuson as a Director and the resignation of Ray Dujardin as a Director of MCK.

OVERALL PERFORMANCE

The Company recorded a net loss of $562,196, or $0.01 per share, for the year ended January 31, 2006, which includes the Company's operating and administrative expenses as well as the write-down of mining interests totaling $356,418 relating to the Chepica Project in Chile.

The Company had working capital of $68,638 at January 31, 2006, including cash of $80,903. The Company's cash position decreased during the year primarily due to exploration expenditures incurred on the Chepica Project, general and administrative expenses, and professional and management fees.

SELECTED ANNUAL INFORMATION

The following table summarizes selected financial data for the Company for each of the three most recent fiscal years. The information herein is prepared in accordance with Canadian GAAP.

Cdn$	**2006**	**2005**	**2004**
Total Revenues	$-	$-	$-
Net Loss	562,196	1,562,858	273,350
Net Loss Per Share	0.01	0.06	0.01
Write-down of Mining Interests	356,418	1,056,645	-
Total Assets	2,457,179	3,046,507	3,259,320
Cash and Equivalents	80,903	541,442	919,258
Long-Term Liabilities	-	-	-
Total Shareholders' Equity	2,403,939	2,921,739	3,176,532
Cash Dividends Per Share	-	-	-

RESULTS OF OPERATIONS

The following table summarizes the Company's significant expense items for the past three years.

	Year Ended January 31,		
Cdn$	**2006**	**2005**	**2004**
Management and Consulting Fees	$51,575	$216,519	$123,692
Professional Fees	31,109	49,927	32,219
General and Administrative	104,410	117,971	117,207
Amortization	1,288	988	232
Stock Option Compensation	12,396	120,808	-
Write-Down of Mining Interests	356,418	1,056,645	-

The Company's net loss for the year ended January 31, 2006 was $562,196, or $0.01 per share, compared with a net loss of $1,562,858, or $0.06 per share, in the prior year, and a net loss of $273,350, or $0.01 per share, in the year ended January 31, 2004.

The higher losses in the years ended January 31, 2006 and 2005 were primarily the result property write-downs incurred during those years of $356,418 and $1,056,645 respectively. Management and consulting fees, professional fees and general and administrative expenses decreased by 50%, 56% and 31% respectively in the 12-month period ended January 31, 2006 compared with the period ended January 31, 2005. A similar trend of lower management and consulting fees, professional fees and general and administrative expenses was evident in the year ended January 31, 2004, compared with the year ended January 31, 2005. The higher costs incurred during the year ended January 31, 2005 reflect increased levels of business development, exploration and general corporate activity during that period including the attempted acquisition, by previous management, of the Andacollo Gold Mine located in northern Chile.

Properties

During the year ended January 31, 2006, MCK had two principal mineral projects: the Martison Lake Project in Canada and the Chepica Project in Chile. The Company's cumulative property costs as of January 31, 2006 were $2,332,295, compared with $2,471,381 as of January 31, 2005. The decrease in the current period relates to the write-off of the Chepica Project in the amount of $356,418.

Martison Lake Project

During the 2000 fiscal year, the Company acquired a 50% interest in the Martison Lake Project, a phosphate deposit located 60 kilometres north of Hearst, Ontario, by incurring cumulative exploration and development expenditures of $1,334,000.

During the year ended January 31, 2006, no further expenditures were made on the Martison Lake Project. Subsequent to year end the Company, in conjunction with its joint venture partner, Baltic Resources Inc., announced the decision to begin a detailed pre-feasibility study examining the viability of the production of phosphoric acid using the Martison Lake Project and sulphuric acid from base metal smelters in northern Ontario. Management is currently evaluating proposals from several qualified engineering firms with respect to undertaking the Martison Lake Project pre-feasibility study.

Chepica Project

On April 30, 2004, the Company entered into an Option to Purchase Agreement (the "Agreement") to acquire the exploration and mining concessions, surface leases and surface property owned by Sociedad Legal Minera Chepica Primera de Pencahue ("Chepica") and Sociedad Legal Minera Arno de Los Muermos ("Los Muermos"). This early stage gold-copper exploration property is located approximately 250 kilometres south of Santiago, Chile.

Under the terms of the Agreement, the Company had the right to acquire 100% of the assets of Chepica and Los Muermos by making cash payments totalling US$1,700,000. To maintain the Agreement, the Company was obligated to make cash payments of US$10,000 upon signing (paid), a further US$40,000 as soon as access to third party surface rights were obtained (paid), and three payments of US$50,000 over the 18-month period ended June 8, 2006. In addition, the Company was obligated to incur US$150,000 in work expenditures over a six-month period after achievement of surface access rights. The Agreement consisted of four six month option periods following which the Company had the right to purchase the assets for US$1,500,000 spread equally over four annual installments.

On January 10, 2005, the Company issued a press release announcing plans for a 1,500 metre drill program on the Chepica Project, to follow up on extensive mapping and sampling begun in April 2004.

On March 8, 2005 the Company issued a press release announcing the results of the first three holes of the program. On May 4, 2005, the Company issued a press release announcing the results from the remaining drill holes.

The results of this drill program were not sufficiently positive to warrant further drilling of the selected targets. As a result, the Company sought to identify additional regional targets and negotiated a three-month deferral of the June 8, 2005 option payment to September 8, 2005. Subsequently, the Company decided to abandon the Chepica Project and did not make the scheduled September 8, 2005 option maintenance payment. As a result, the Chepica Project has been written-off by $356,418 during the year.

SUMMARY OF QUARTERLY RESULTS

Cdn$				
Quarter Ended	**Revenue**	**Loss**	**Loss per Share**	**Loss per Diluted Share**
Jan. 31, 2006	-	429,881	0.01	0.01
Oct. 31, 2005	-	27,976	-	-
July 31, 2005	-	47,365	-	-
Apr. 30, 2005	-	56,974	-	-
Jan. 31, 2005	-	716,828	0.03	0.03
Oct. 31, 2004	-	567,520	0.02	0.02
July 31, 2004	-	92,828	-	-
Apr. 30, 2004	-	185,682	0.01	0.01

The major factor causing significant variations in net loss was the write-down of properties based on a periodic review of the Company's property portfolio.

LIQUIDITY AND CAPITAL RESOURCES

The Company's activities are financed principally by proceeds from the sale of shares from treasury.

At January 31, 2006, the Company had working capital of $68,638, compared with working capital of $446,064 at January 31, 2005. Notes payable to related parties totaled $31,520, and were unsecured and non-interest bearing with no specific terms of repayment.

At January 31, 2006, the Company had cash of $80,903, compared with cash of $541,442 at January 31, 2005. The Company's cash position decreased during the year primarily due to exploration expenditures incurred on the Chepica Project, general and administrative expenses, and professional and management fees.

The Company has no long-term debt, and in the year ended January 31, 2006 raised no money from the sale of shares from treasury. As at January 31, 2006, the Company has met all of its obligations, however it anticipates having to raise additional funds during 2006 in order to meet its operating overheads and to advance the Martison project. While the Company has been successful in the past at raising funds, there can be no assurance that it will continue to do so.

FOURTH QUARTER

The Company's loss during the fourth quarter was $429,881, or $0.01 per share, compared with a loss of $716,828, or $0.03 per share in the fourth quarter ended January 31, 2005. The only significant event impacting the financial results in the fourth quarter of the current period is the write-down of the Chepica Project in the amount of $356,418.

On January 23, 2006, the Company announced a complete changeover of management of the Company with the appointment of Stephen Case, to the position of President and CEO, pursuant to the resignation of John Purkis as President, CEO and a Director.

At the same time, the Company announced changes to the Board of Directors with the appointment of Glen Magnuson as a Director, and the resignation of Ray Dujardin as a Director of MCK.

OFF BALANCE SHEET ARRANGEMENTS

As of the date of this report the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, and without limitation, such considerations as liquidity and capital resources.

RELATED PARTY TRANSACTIONS

The following related party transactions were entered into in the normal course of operations during the fiscal year ended January 31, 2006:

(a) The Company paid business development and professional consulting fees to a former Director in the amount of $3,250 (2005 - $8,775), which was included in general and administrative expenses.

(b) The Company paid management fees and rent to a corporation controlled by the former President, who is also a former Director of the Company, in the amount of $48,000 and $7,551 (2005 - $130,000 and $2,260), respectively, which were included in management and consulting fees, and general and administrative expenses.

(c) The Company paid management fees to the President, who is also the CEO and a Director of the Company, in the amount of $Nil (2005 - $48,000). Included in due to related parties is $2,004 (2005 - $2,004) owing to this individual.

OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had the following common shares, stock options and warrants outstanding:

Common Shares	42,560,719
Stock Options	1,400,000
Warrants	4,098,500
Fully Diluted Shares Outstanding	48,059,219

DISCLOSURE CONTROLS AND PROCEDURES

As of January 31, 2006, an evaluation was carried out, under the supervision of and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Multilateral Instrument 52-109. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of January 31, 2006.

OUTLOOK

With a revitalized Board of Directors and management team, MCK enters 2006 focused on the development of the Martison Lake Phosphate Project. The Company, in conjunction with its joint venture partner, Baltic Resources Inc., announced the decision to commence a detailed pre-feasibility study examining the viability for the production of phosphoric acid, utilizing the Martison phosphate deposit and sulphuric acid from the northern Ontario base-metal smelters. The phosphoric acid would be used as feedstock for the production of higher valued products that give the Martison Project an economic and logistical advantage over producers currently serving Martison's target markets.

The pre-feasibility study will include updating all capital and operating costs, product mix, logistics and desired markets associated with the design of a vertically integrated phosphoric acid facility based in northern Ontario. Resource estimates will also be brought up to current N.I. 43-101 standards.

Management is currently evaluating proposals from several qualified engineering firms with respect to undertaking the Martison Lake Project pre-feasibility study.

FORWARD LOOKING STATEMENTS, RISKS AND UNCERTAINTIES

Forward looking statements contained in this document that are not historical facts involve risks and uncertainties that could cause actual outcomes to differ materially from those expressed or implied by those forward looking statements. Readers are therefore cautioned not to place undue reliance on those statements. Factors that could cause such differences include:

- Volatile commodity prices and changes in market demand for products.
- Imprecision of resource, reserve tonnes and grade estimates caused by unexpected geological conditions.
- Changes to laws, regulations, policies and taxes by governments.
- Difficulty in obtaining permits and approvals to execute exploration, construction or operation activities.

• Variation to construction and operating cost estimates and schedule delays caused by weather and other environmental issues, supply/demand and labour stoppages.
• Land title issues.
• Availability of project development financing.

SUBSEQUENT EVENTS

The following events occurred subsequent to January 31, 2006:

(a) On April 11, 2006, the Company and Baltic Resources Inc. announced a joint decision to commence a detailed pre-feasibility study examining the viability for the production of phosphoric acid, utilizing the Martison phosphate deposit and sulphuric acid from the northern Ontario base-metal smelters. The pre-feasibility study will include updating all capital and operating costs, product mix, logistics and desired markets.

(b) On April 21, 2006, all of the stock options had been cancelled except for 600,000 due to certain directors and officers resigning. On April 21, 2006 the Company granted 800,000 stock options to directors. The stock options are exercisable at a price of $0.20 for a period of 5 years from the date of grant. There are now 1,400,000 stock options outstanding.

The fair value of the new options granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: expected volatility of 353%; expected dividend yield of 0%; risk-free interest rate of 4.30% and expected life of 5 years. The options were valued at $160,000.

(c) On May 3, 2006, the Company completed a non-brokered private placement of 3,823,526 common shares at a price of $0.17 per share, for gross proceeds of $650,000.

MCK Mining Corp.
(Incorporated under the laws of Ontario)

(A Development Stage Company)

Consolidated Financial Statements

January 31, 2006 and 2005

May 12, 2006

Auditors' Report

To the Shareholders of
MCK Mining Corp.

We have audited the consolidated balance sheet of MCK Mining Corp., (a Development Stage Company) as at January 31, 2006, and the consolidated statements of operations and deficit, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at January 31, 2005 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated May 12, 2005.

"McCarney Greenwood LLP"

Toronto, Canada

McCarney Greenwood LLP
Chartered Accountants

MCK Mining Corp.
(Incorporated under the laws of Ontario)
(A Development Stage Company)

Consolidated Balance Sheets

	January 31, 2006	2005
Assets		
Current assets		
Cash	$ 80,903	$ 541,442
Sundry receivable and prepaid expenses	40,975	29,390
	121,878	570,832
Equipment (Note 3)	3,006	4,294
Mining interests (Note 4)	2,332,295	2,471,381
	$ 2,457,179	$ 3,046,507
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 21,720	$ 78,520
Due to related parties (Note 5)	31,520	46,248
	53,240	124,768
Shareholders' Equity		
Share capital (Note 6(b))	13,533,314	13,501,314
Warrants (Note 6(d))	193,430	223,430
Contributed surplus (Note 6(e))	1,140,853	1,098,457
(Deficit)	(12,463,658)	(11,901,462)
	2,403,939	2,921,739
	$ 2,457,179	$ 3,046,507

Approved by the Board "Stephen Case" Director "Glen Magnuson" Director

	2006	2005	Cumulative from date of Amalgamation on March 22, 1994
Revenue			
Interest income	$ -	$ -	$ 191,762
Foreign exchange gain (loss)	-	-	8,378
Other	-	-	7,281
	-	-	207,421
Expenses			
Management and consulting fees	51,575	216,519	371,122
Professional fees	36,109	49,927	351,688
General and administrative	104,410	117,971	2,704,932
Amortization	1,288	988	33,936
Stock-option compensation (Note 6(c))	12,396	120,808	133,204
Write-down of mining interests (Note 4(ii))	356,418	1,056,645	3,094,018
Loss on settlement of promissory note	-	-	136,795
Write-down of investment in Hendricks Mining Co.	-	-	5,702,263
Net (loss) for the year	(562,196)	(1,562,858)	(12,320,537)
(Deficit), beginning of year as previously stated	(11,901,462)	(10,195,483)	-
Retroactive application of change in accounting policy (Note 2(k))	-	(143,121)	(143,121)
(Deficit), beginning of year as restated	(11,901,462)	(10,338,604)	(12,463,658)
(Deficit), end of year	$(12,463,658)	$(11,901,462)	$ (12,463,658)
Basic and diluted (loss) per share (Note 6(f))	$ (0.01)	$ (0.06)	

	2006	2005	Cumulative from date of Amalgamation on March 22, 1994
Cash flows from operating activities			
Net (loss) for the period	$ (562,196)	$ (1,562,858)	$ (12,320,537)
Adjustment for:			
Stock-option compensation	12,396	120,808	133,204
Amortization	1,288	988	34,168
Loss on settlement of promissory note	-	-	136,795
Gain on sale of oil and gas interest	-	-	(749)
Write-down of investment in Hendricks Mining Co.	-	-	5,702,263
Write-down of mining interests	356,418	1,056,645	3,094,018
Changes in non-cash working capital items:			
Sundry receivable and prepaid expenses	(11,585)	(20,693)	(31,150)
Accounts payable and accrued liabilities	(56,800)	41,980	2,543
Undivided non-cash working capital items	-	-	(280,151)
Cash flows (used in) operating activities	(260,479)	(363,130)	(3,529,596)
Cash flows from investing activities			
Purchase of investment in Hendricks Mining Co.	-	-	(2,545,600)
Advances to Hendricks Mining Co.	-	-	(639,749)
Net assets acquired from invested companies	-	-	(1,914,415)
Mining expenditures	(185,332)	(1,197,974)	(6,417,754)
Proceeds on sale of investment company	-	-	710,325
Additions to equipment	-	(3,969)	(84,150)
Cash flows (used in) investing activities	(185,332)	(1,201,943)	(10,891,343)
Cash flows from financing activities			
Proceeds on sale of oil and gas interest	-	-	750
Loan payable	-	-	(114,570)
Due to related parties	(14,728)	-	116,869
Issue of share capital, net of issue costs	-	1,187,257	13,916,679
Issue of warrants	-	-	882,114
Acquisition of shares for cancellation	-	-	(300,000)
Cash flows (used in) from financing activities	(14,728)	1,187,257	14,501,842
Change in cash during the year	(460,539)	(377,816)	80,903
Cash, beginning of year	541,442	919,258	-
Cash, end of year	$ 80,903	$ 541,442	$ 80,903

1. Nature of business and going concern

MCK Mining Corp. (the "Company") was incorporated under the laws of Ontario and is a development stage enterprise. The Company's business consists of acquiring, exploring and developing mineral and natural resource properties. The Company has not yet determined whether its properties contain reserves that are economically recoverable. The recoverability of the amounts shown for the resource properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, and the future profitable production or proceeds from disposition of such properties.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company is in the development stage with no history of profitability. There is no guarantee that the Company's exploration programs will yield positive results or that the Company will be able to obtain the necessary financing to carry out the exploration and development of its properties. If the "going concern" assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. Such adjustments could be material.

The Company is engaged in the development of a phosphate property in Canada. The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of resource properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying property, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing or alternatively upon the Company's ability to dispose of its interest in the resource property on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values.

There has been no determination whether the Company's interests in resource properties contain ore reserves which are economically recoverable. The Company's exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. In order for the Company to carry out its exploration and mining activities, the Company is required to hold certain permits. There is no assurance that

1. Nature of business and going concern (continued)

the Company's existing permits will be renewed or that new permits that have been applied for will be granted. Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Major expenditures are required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. The recoverability of valuations assigned to mineral properties is dependent upon discovery of economically recoverable reserves, the ability to obtain necessary financing to complete development and future profitable production or proceeds from disposition. Management reviews the carrying value of the Company's interest in each property and where necessary, exploration properties are written-down to their fair value. Although management has made its best estimate of these factors, it is reasonably possible that certain events could adversely affect management's estimates of fair value and the need for, as well as the amount of, provision for impairment in the carrying value of resource properties and related assets.

2. Significant accounting policies

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The significant accounting policies are as follows:

(a) Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Minera MCK (Chile) Limitada ("Chile"). All material intercompany transactions between the Company and its subsidiary have been eliminated. The Company's interest in the Canadian mining interests disclosed in Note 4(i), is held through a joint venture, which has been accounted for using the proportionate consolidation method.

2. Significant accounting policies (continued)

(b) Foreign currency exchange

Foreign currency accounts are translated into Canadian dollars as follows:

At the transaction date, each asset, liability, revenue or expense is translated into Canadian dollars by the use of the exchange rate in effect at that date.

At the year end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date and the resulting foreign exchange gains and losses are included in operations in the current period.

Chile is considered an integrated foreign operation, therefore monetary items are translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transaction. Foreign exchange gains and losses are included in operations in the current period.

(c) Mining interests

Costs relating to the acquisition, exploration and development of resource properties, which are held by the Company, are capitalized until such time as either economically recoverable reserves are established, or the interests are sold or abandoned. The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the properties or the mineral rights. The amounts shown for resource properties do not necessarily reflect present or future values.

These costs will be amortized against income if the property is brought into commercial production or charged to income if the property is, or is to be, abandoned or disposed of.

The Company reviews its resource properties on an annual basis to determine if events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The recoverability of costs incurred on the resource properties is dependent upon numerous factors including exploration results, environmental risks, commodity risks, political risks, and the Company's ability to attain profitable production. In reviewing its resource properties, the Company estimates the future cash flows expected to result from each asset and its eventual disposition. If the sum of the undiscounted, expected future cash flow is less than the carrying value of the asset, an impairment loss is recognized. It is reasonably possible, based on existing knowledge, that changes in future conditions in the near-term could require a change in the determination of the need for and amount of any write-down.

2. Significant accounting policies (continued)

(d) Asset retirement obligation

The Company measures the expected costs required to retire its mining interests at a fair value which approximates the cost a third party would incur in performing the tasks necessary to abandon the field and restore the site. The fair value is recognized in the financial statements at the present value of expected future cash outflows to satisfy the obligation.

Asset retirement costs are depleted using the units-of-production method based on estimated reserves and are included with depletion and amortization expense. The accretion of the liability for the asset retirement obligation would be expensed on the statement of operations.

(e) Environmental expenditures

The operations of the Company may in the future be affected by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable. Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. To date, the Company has incurred no environmental expenditures relating to the exploration of mining interests.

(f) Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is provided using the declining balance method using the following rate:

Computer equipment:	30%

(g) Flow-Through Shares

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to mining interests.

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are made, temporary taxable differences created by the renunciation will reduce share capital.

2. Significant accounting policies (continued)

(h) Share issue costs and reorganization costs

Share issue costs are recorded as a reduction of share capital. Reorganization costs are charged to deficit.

(i) Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method income taxes are recognized for the future income tax consequences attributed to the differences between the financial statement carrying values and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply when the asset is realized or the liability is settled. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period of the rate change. Future income tax assets are evaluated and if realization is not considered "more likely than not", a valuation allowance is provided.

(j) Loss per share

Basic loss per common share amounts are computed by dividing earnings from operations by the weighted average number of common shares outstanding for the period. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

(k) Stock-option compensation

Effective January 1, 2005, the Company adopted CICA Handbook Section 3870 "Stock-based Compensation and other Stock-Based Payments". The new recommendations require that compensation for option awards to employees be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2005. The Company, as permitted by CICA Handbook Section 3870, has chosen to apply this section retroactively by restating its opening deficit as at February 1, 2004. The effect of this change in accounting policy on the prior years' financial statements is to increase the opening deficit as at February 1, 2004 by $143,121 to reflect the accumulated stock-option compensation made under the plan subsequent to January 1, 2002. This change in accounting policy has had no effect on the basic or diluted (loss) per share.

3. Equipment

		January 31, 2006		January 31, 2005
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 5,514	$ 2,508	$ 3,006	$ 4,294

Amortization is at one-half of indicated rates in the year of acquisition.

4. Mining interests

As of January 31, 2006, accumulated costs with respect to the Company's interests in mineral properties owned, leased or under option, consisted of the following:

	2006	2005
Martison Lake project, Canada (i)		
Acquisition costs	$ 54,298	$ 54,298
Other exploration expenditures	2,277,997	2,277,997
Book value of mineral property	2,332,295	2,332,295
Chepica project, Chile (ii)		
Acquisition costs	61,836	61,836
Other exploration expenditures	794,582	577,250
Written-down	(856,418)	(500,000)
Book value of mineral property	-	139,086
Andacollo project, Chile (iii)		
Exploration expenditures	556,645	556,645
Written-down	(556,645)	(556,645)
Book value of mineral property	-	-
Mining interests	$ 2,332,295	$ 2,471,381

(i) **Martison Lake project**

During the 2000 fiscal year, the Company acquired a 50% interest in the Martison Lake Project (the "Property") by incurring cumulative exploration and development expenditures of $1,334,000 on the Property. These mineral properties are located

4. Mining interests (continued)

(i) Martison Lake project (continued)

in northern Ontario. The Company's interest is subject to a 1% net sales return ("NSR") royalty, a production royalty of $0.40 per tonne of phosphate concentrate and a 2% NSR royalty from non-phosphate-related products. Pursuant to a joint venture agreement, Baltic Resources Inc. ("Baltic"), and the Company shall have a one-time right to acquire the 1% NSR royalty, prior to commencement of commercial production, for $3,000,000. The holder of the 1% NSR royalty may elect, in his sole discretion, to have the Company or Baltic's pro rata payment made in cash or shares, provided that if regulatory approval to any share issue elected by the holder is not obtained within a reasonable time after the party has used its best efforts to obtain the same, the holder must accept the pro rata payment in cash.

The Company's proportionate share of the deferred exploration costs is $1,804,047 (2005 - $1,804,047).

(ii) Chepica project

On April 30, 2004, the Company entered into an Option to Purchase Agreement (the "Agreement") to acquire the exploration and mining concessions, surface leases and surface property owned by Sociedad Legal Minera Chepica Primera de Pencahue ("Chepica") and Sociedad Legal Minera Arno de Los Muermos ("Los Muermos"). This early stage gold-copper exploration property is located approximately 250 km south of Santiago in Chile's seventh Region.

Under the terms of the Agreement, the Company has the right to acquire 100% of the assets of Chepica and Los Muermos by making cash payments totalling US $1,700,000. To maintain the Agreement, the Company is obligated to make cash payments of US $10,000 upon signing (paid), a further US $40,000 as soon as access to third party surface rights is obtained (paid), and three payments of US$50,000 over the eighteen-month period ended June 8, 2005. In addition, the Company must incur US $150,000 in work expenditures over a six-month period after achievement of surface access rights. The Agreement consists of four six-month option periods following which the Company has the right to purchase the assets for the sum of US $1,500,000 spread equally over four annual installments. On May 19, 2005, the Company signed an amended agreement to extend the second option payment of US$50,000 due on June 8, 2005 to September 8, 2005. During the year, the Company decided to abandon the Chepica property and did not make the scheduled September 8, 2005 option maintenance payment. As a result, the Chepica project has been written-off during the year.

4. Mining interests (continued)

(ii) Chepica project (continued)

The acquisition of the Chepica and Los Muermos properties is being made pursuant to a technical services arrangement between the Company and Andean Engineering Inc. ("Andean"). At the time the agreement was entered into, Andean was a corporation controlled by an arm's length individual. Under the technical services arrangement, a finder's fee is payable to Andean in connection with the acquisition, as follows:

(a) 100,000 common shares of the Company are issuable upon registration of the option to purchase agreement (issued);
(b) 100,000 common shares of the Company at the then prevailing market price upon the property owner receiving third party surface rights access (issued);
(c) Andean may elect to receive either US$25,000 or 100,000 common shares of the Company on the first anniversary of registration of the option to purchase agreement; and
(d) Andean shall be granted a 1% net smelter returns royalty on production from the properties, and may elect to receive either US$25,000 or 100,000 common shares of the Company upon the Company exercising the option to purchase.

The technical services arrangement provides for similar compensation to be paid by the Company to Andean in respect of any other property acquisitions within a defined area of interest (200,000 common shares issued).

During the year, an aggregate 400,000 common shares, which were valued at $32,000, were issued to Andean pursuant to the technical services arrangement which was terminated after the Company decided to abandon the property during the year.

(iii) Andacollo project

Through its subsidiary, the Company had an option to acquire the Andacollo Gold Mine in Chile from Pacific Rim Corporation ("Pacific"). On December 15, 2004, the Company advised Pacific that it would not be exercising its option to acquire the gold mine and wrote off the property in fiscal 2005.

5. Due to related parties

Balances to related parties at January 31 are summarized as follows:

	2006	2005
Due to a company owned by a former director of the Company	$ 24,916	$ 24,916
Due to a director of the Company	4,000	4,000
Due to President, CEO and director of the Company	2,004	2,004
Due to OPUS Mining Ltd., which is owned by a former director	600	15,328
Due to related parties	$ 31,520	$ 46,248

The above amounts are unsecured, non-interest bearing with no specific terms of repayment.

6. Share capital

(a) Authorized

Unlimited number of common shares - one vote per share
Unlimited number of non-voting special shares

(b) Issued

Common shares	Number of Shares	Amount
Balance, January 31, 2003 and 2004	18,806,192	11,574,873
Private placement, net of issue costs (i)(ii)(iii)	9,531,001	937,187
Conversion of special warrant valuation (iv)	10,000,000	989,254
Balance, January 31, 2005	38,337,193	13,501,314
Shares issued for a finder's fee for the Chepica project (v)	400,000	32,000
Balance, January 31, 2006	38,737,193	$13,533,314

(i) On October 6, 2004, the Company issued 7,531,001 units at $0.15 per unit for gross proceeds of $1,129,650. Each unit consists of one common share and one-half of one Series C common share purchase warrant. Each whole Series C warrant entitles the holder to purchase an additional common share at a price of $0.25 at any time until October 6, 2006. (See Note 6(b)(iii)).

6. Share capital

(b) Issued

First Associates Investments Inc. acted as the Company's agent, on a best efforts basis, in respect of the offering. In addition to a cash fee, the Company issued to First Associates a non-assignable agent's option entitling First Associates to purchase up to 333,000 common shares at a price of $0.15 per share until October 6, 2006. The agent's option was valued on the date of grant using the Black-Scholes option pricing model, assuming a dividend yield of 0%, volatility of 100%, risk free interest rate of 3.5% and an expected life of 2 years. The value attributed to the agent's option was $26,640 which has been recorded to contributed surplus.

(ii) On January 31, 2005, the Company issued 2,000,000 units at $0.10 per unit for gross proceeds of $200,000. Each unit consists of one common share and one-half of one Series D common share purchase warrant. Each whole Series D warrant entitles the holder to purchase an additional common share at a price of $0.15 at any time until January 31, 2006. (See Note 6(b)(iii)).

(iii) The 3,765,500 Series C warrants and the 1,000,000 Series D warrants were valued on the date of grant using the Black-Scholes option pricing model, assuming a dividend yield of 0%, volatility of 100%, risk free interest rate of 3.5% and an expected life of 2 and 1 years, respectively. The value attributed to the warrants were: Series C warrants - $225,930 and Series D warrants - $30,000. Issue costs totaling $32,500 have been allocated to the value of the warrants.

(iv) During the year ended January 31, 2004, the Company completed a private placement of 10,000,000 special warrants at $0.10 per special warrants for net proceeds of $989,254 after issue costs. Each special warrant entitles the holder to subscribe for one common share at no additional cost until December 12, 2004. In the prior year, all the special warrants were converted into common shares.

(v) See Note 4(ii) for detail.

(c) Stock option plan

The Company has a stock option plan (the "Plan") for directors, officers, key employees, and persons providing ongoing services to the Company. The stock options are non-transferable and may be granted for a maximum of 5 years from the date of issue. The exercise price of the stock options cannot be less than the closing price of the Company's shares on the trading day preceding the date of grant. The aggregate number of common shares reserved for issuance under this plan is limited to 3,000,000 common shares of the Company.

6. **Share capital (continued)**

(c) **Stock option plan (continued)**

The changes in stock options for each of the years ended January 31, 2006 and 2005 are as follows:

	2006 Number	2006 Weighted average exercise price per share	2005 Number	2005 Weighted average exercise price per share
Outstanding, beginning of year	2,600,000	$ 0.17	2,050,000	$ 0.15
Activity in the year:				
Granted	-	-	550,000	0.22
Outstanding, end of the year	2,600,000	0.17	2,600,000	0.17
Options exercisable at year end	2,537,500		2,360,400	
Weighted average fair value of options granted during the year		$ -		$ 0.17

As of January 31, 2006, the following stock options were outstanding and exercisable:

	Options outstanding			Options exercisable	
Expiry Date	Number of Options	Weighted average remaining contractual life	Weighted average exercise price	Number of Options	Weighted average exercise price
November 4, 2008 (i)	2,050,000	2.76 years	$0.15	1,987,500	$0.15
December 1, 2008 (i)	200,000	2.83	0.30	200,000	0.30
May 28, 2009 (i)	200,000	3.33	0.18	200,000	0.18
August 9, 2009 (i)	100,000	3.52	0.18	100,000	0.18
October 18, 2009 (i)	50,000	3.71	0.15	50,000	0.15
	2,600,000	2.86	$0.17	2,537,500	$0.17

6. Share capital (continued)

(c) Stock option plan (continued)

During the year, Nil (2005 - 550,000) stock options were granted. These options will be amortized over the vesting period, expensed in the statement of operations and deficit and credited to contributed surplus. For the year ended January 31, 2006, the following options were expensed.

Option grant date	Number of options expensed	Amount expensed
November 4, 2003 (i)	177,100	$ 12,396

The following table sets out the remaining options to be expensed as they vest:

Option grant date	Number of remaining options to be expensed	Amount to be expensed
November 4, 2003 (i)	62,500	$ 4,375

(i) The amount expensed was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 100%; risk-free interest rate of 3.50% and an expected average life of 5 years.

6. **Share capital (continued)**

(d) **Warrants**

The changes in Warrants for each of the years ended January 31, 2006 and 2005 are as follows:

	2006 Number of warrants	2006 $ Amount	2005 Number of warrants	2005 $ Amount
Balance outstanding, beginning of year	5,098,500	$ 223,430	-	$ -
Activity in the year:				
Granted - See (Note 6(b)(i)(ii)(iii))	-	-	5,098,500	223,430
Expired	(1,000,000)	(30,000)	-	-
Balance outstanding, end of the year	4,098,500	$ 193,430	5,098,500	$ 223,430

The following table summarizes the warrants outstanding at January 31, 2006:

	Black-Scholes Value	Exercise Price	Expiry Date	Number of warrants outstanding at January 31, 2006
Series C warrants	$ 193,430	$ 0.25	October 6, 2006	3,765,500
Agent's option	-	0.15	October 6, 2006	333,000
	$ 193,430			4,098,500

6. Share capital (continued)

(e) Contributed surplus

The following is a continuity of contributed surplus for the years ended January 31, 2006 and 2005:

		Amount
Balance, January 31, 2004	$	807,888
Stock options expensed		120,808
Retroactive application of change in accounting policy (Note 2(k))		143,121
Agent's options		26,640
Balance, January 31, 2005		1,098,457
Stock option expense		12,396
Reversal of 1,000,000 warrants expired		30,000
Balance, January 31, 2006	$	1,140,853

(f) Basic and diluted (loss) per share

The following table sets forth the computation of basic and diluted (loss) per share:

		2006		**2005**
Numerator:				
(Loss) for the year	$	(562,196)	$	(1,562,858)
Numerator for basic and diluted (loss) per share		(562,196)		(1,562,858)
Denominator:				
Weighted average number of common shares		38,433,539		27,624,622
Denominator for basic (loss) per share		38,433,539		27,624,622
Effect of dilutive securities:		-		-
Stock options (i)		-		-
Warrants (i)		-		-
Denominator for diluted (loss) per share		38,433,539		27,624,622
Basic (loss) per share	$	(0.01)	$	(0.06)
Diluted (loss) per share	$	(0.01)	$	(0.06)

(i) The stock options and warrants were not included in the computation of diluted (loss) per share for 2005 and 2006 because their inclusion would be anti-dilutive.

7. Income taxes

The Company has the following future income tax assets:

	2006	2005
Non-capital loss carry-forwards	$ 134,370	$ 76,876
Capital loss carry-forwards	1,145,185	1,145,185
Exploration expenditures	1,687,246	1,530,871
Equipment	8,046	7,581
Cumulative Eligible Capital	24,246	24,246
Share issue costs	32,412	43,475
Total future tax assets	3,031,505	2,828,234
Valuation allowance	(3,031,505)	(2,828,234)
Future income tax assets recognized	$ -	$ -

The Company provided a valuation allowance equal to the future tax asset because it is not more likely than not that they will be realized.

The Company has no future income tax liabilities.

The Company's income tax recovery for each of the years ended January 31, 2006 and 2005 is $Nil. The Company's actual income tax expense for the year ended is made up as follows:

	2006	2005
(Loss) before income taxes	$ (562,196)	$ (1,562,858)
Income recovery at the combined federal and provincial rate of 36.12%	(203,065)	(564,500)
Non-deductible stock-option compensation	4,477	43,600
Write-off of mining interests	142,072	517,800
Share issue costs	(11,063)	(11,000)
Miscellaneous	491	-
Potential income tax recovery not recognized	67,088	14,100
Total income tax (recovery)	$ -	$ -

7. Income taxes (continued)

The Company has non-capital loss carryforwards of approximately $372,000, Canadian exploration and development expenditures of approximately $5,270,000 and Foreign exploration and development expenses of approximately $1,733,800 which can be used to reduce future year's taxable income. The Company has capital losses of approximately $6,341,000, which can be used to reduce future capital gains. The potential tax benefit of these losses and expenditures, has not been recognized in these financial statements. The non-capital losses will expire as follows:

2007	$ 6,000
2008	23,000
2009	21,000
2010	22,000
2011	21,000
2015	31,000
2016	248,000
	$ 372,000

Chilean income taxes

Management believes that the Company has tax losses in Chile that may be carried forward to offset future taxable income but cannot reasonably determine these losses and the resulting future income tax assets at this time. Had the tax losses been determinable, a valuation allowance equal to the total amount of any future income tax assets would have been recorded to offset any such benefit.

8. Related party transactions

(a) The Company paid business development and professional consulting fees to a former director in the amount of $3,250 (2005 - $8,775), which was included in general and administrative.

(b) The Company paid management fees and rent to a corporation controlled by the former President, who is also a former director of the Company, in the amount of $48,000 and $7,551 (2005 - $130,000 and $2,260), respectively, which were included in management and consulting fees, and general and administrative.

(c) The Company paid management fees to the President, who is also the CEO and a director of the Company, in the amount of $Nil (2005 - $48,000). Included in due to related parties is $2,004 (2005 - $2,004) owing to this individual.

These transactions are in the normal course of operations and are measured at the exchange value being the amount of consideration established and agreed to by the related parties.

9. Financial instruments

Fair value of financial instruments

The Company's financial instruments consist of cash, sundry receivable, accounts payable and accrued liabilities and due to related parties. The fair value of these financial instruments approximates their carrying value due to their immediate or short-term maturity.

Commodity price risk

The ability of the Company to develop its properties and the future profitability of the Company is directly related to the market price of certain minerals. If the Company locates a mineral deposit, it will be subject to commodity price risk.

Other risks

It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

10. Segmented information

The Company's principal operations are the acquisition, exploration and development of mineral properties. Geographic segmentation of the Company's assets are as follows:

	January 31, 2006		
	Canada	Chile	Consolidated
Current assets	$ 80,190	$ 41,688	$ 121,878
Long-term assets	2,335,301	-	2,335,301
	$ 2,415,491	$ 41,688	$ 2,457,179

	January 31, 2005		
	Canada	Chile	Consolidated
Current assets	$ 357,580	$ 213,252	$ 570,832
Long-term assets	2,336,589	139,086	2,475,675
	$ 2,694,169	$ 352,338	$ 3,046,507

Substantially all of the Company's operation expenses are incurred in Canada.

11. Comparative figures

Certain prior year figures have been reclassified to conform with the current year's presentation.

12. Subsequent events

(a) On April 11, 2006, the Company and Baltic announced a joint decision to commence a detailed pre-feasibility study examining the viability for the production of phosphoric acid, utilizing the Martison phosphate deposit and sulphuric acid from the northern Ontario base-metal smelters. The pre-feasibility study will include updating all capital and operating costs, product mix, logistics and desired markets.

(b) On April 21, 2006, all of the stock options had been cancelled except for 600,000 due to the resignation of certain directors in January 2006. On April 21, 2006 the Company granted 800,000 stock options to directors. The stock options are exercisable at a price of $0.20 for a period of 5 years from the date of grant. There are now 1,400,000 stock options outstanding.

The fair value of the new options granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: expected volatility of 353%; expected dividend yield of 0%; risk-free interest rate of 4.30% and expected life of 5 years. The options were valued at $160,000.

(c) On May 3, 2006, the Company completed a non-brokered private placement of 3,823,526 common shares at a price of $0.17 per share, for gross proceeds of $650,000.

PROXY SOLICITED BY THE MANAGEMENT OF MCK MINING CORP.
For use at the Annual and Special Meeting of Shareholders to be held on July 25, 2006

The undersigned shareholder of **MCK MINING CORP.** (the "**Corporation**") hereby appoints Stephen D. Case, President, or failing him Glen C. Magnuson, Director, or failing either of them ______________________________ as proxy to vote or refrain from voting all of the common shares registered in the name of the undersigned on behalf of the undersigned at the Annual and Special Meeting of Shareholders of the Corporation (the "**Meeting**") to be held at 36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 on July 25, 2006 at 10:30 a.m. (Toronto time), and at every adjournment thereof as follows with full power of substitution:

1. ☐ VOTE FOR or ☐ WITHOLD FROM VOTING with respect to the election of the nominees of management as directors;

2. ☐ VOTE FOR or ☐ WITHOLD FROM VOTING with respect to the appointment of McCarney Greenwood LLP, Chartered Accountants as auditors and to authorize the directors to fix the remuneration to be paid to the auditors;

3. ☐ VOTE FOR, ☐ WITHOLD FROM VOTING or ☐ VOTE AGAINST the approval of a special resolution to change the name of the Corporation to "Phoscan Chemical Corp.";

4. ☐ VOTE FOR, ☐ WITHOLD FROM VOTING or ☐ VOTE AGAINST in respect of the proposed resolution to approve an increase in the maximum number of common shares issuable pursuant to the Corporation's Stock Option Plan; and

5. IN HIS/HER DISCRETION with respect to amendments to the above matters and on such other business as may properly come before the Meeting or any adjournment thereof.

DATED: ______________, 2006.

____
Signature of Shareholder
(please sign exactly as your name appears on this form)

____
Number of Common Shares Held

Notes:

1. Shareholders may vote at the Meeting either in person or by proxy. A proxy should be dated and signed by the shareholder or by the shareholder's attorney authorized in writing. If not dated, this proxy shall be deemed to bear the date on which it was mailed by the management of the Corporation.

2. **You have the right to appoint a person other than as designated herein to represent you at the Meeting either by striking out the names of the persons designated above and inserting such other person's name in the blank space provided or by completing another proper form of proxy and, in either case, delivering the completed proxy to Equity Transfer Services Inc. in the envelope provided.**

3. The common shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for. **In the absence of direction, this proxy will be voted for each of the matters referred to herein.**

4. A completed proxy must be delivered to Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario M5H 4C3 or **by facsimile transmission to (416) 361-0470** no later than 5:00 p.m. (Toronto time) on the second business day preceding the date of the meeting or any adjournment thereof.